FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For October 2005

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit	Description
No.

99.1	Regulatory release.
99.2	Royal Dutch Shell plc three and nine month periods ended September 30, 2005 Unaudited Condensed Interim Financial Report.

The Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Interim Financial Statements of the Registrant and its consolidated subsidiaries for the three and nine month periods ended September 30, 2005 and the Operational and Financial Review and Results of Operations in respect of such periods. The Unaudited Condensed Consolidated Interim Financial Statements, including condensed notes, are presented on the same basis that such information was announced by press release on October 27, 2005, that was furnished to the Commission by the Registrant on Form 6-K (furnished to the Commission on October 27, 2005). This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report with additional information required to keep current our registration statement on Form F-3, including a condensed reconciliation to U.S. GAAP, not included in the press release.

This Report on Form 6-K is incorporated by reference into

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and

b)	the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By:	/s/ MICHIEL BRANDJES

Name: Michiel Brandjes
Title: Company Secretary

Date: October 31, 2005